
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 15, 2014
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 15, 2014, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.2825 per share, payable on September 15, 2014, to shareholders of record as of September 1, 2014. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibit(s):

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: August 15, 2014

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated August 15, 2014

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 15, 2014.

EXHIBIT 99.1

News

MGE Energy Increases Dividend for 39th Consecutive Year

Madison, Wis., Aug. 15, 2014—The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend rate by 4.0% to $0.2825 per share on the company's common stock. The dividend is payable Sept. 15, 2014, to shareholders of record Sept. 1, 2014. This increase raises the annual dividend rate by 4 cents from $1.09 per share to $1.13 per share.

"Our board once again demonstrated their strong commitment to providing long-term value to our shareholders," said Gary J. Wolter, MGE Energy's chairman, president and CEO. "They recognize the important role dividends play in our investors' portfolios."

The company has increased its dividends annually for 39 consecutive years. The last three dividend increases approved by the board have been the largest percentage dividend increases over the past two decades.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 141,000 customers in Dane County, Wis., and purchases and distributes natural gas to 147,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

Contact
Steve Kraus
Manager - Media Relations
608-252-7907